UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08968

ANADARKO PETROLEUM CORPORATION*
(Exact name of registrant as specified in its charter)

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
(832) 636-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anadarko Petroleum Corporation’s 4.850% Senior Notes due 2021
Anadarko Petroleum Corporation’s 3.450% Senior Notes due 2024
Guarantee of Kerr-McGee Corporation’s 6.950% Senior Notes due 2024
Anadarko Petroleum Corporation’s 7.250% Debentures due 2025
Anadarko Petroleum Corporation’s 5.550% Senior Notes due 2026
Guarantee of Anadarko Holding Company’s 7.500% Debentures due 2026
Anadarko Petroleum Corporation’s 7.000% Debentures due 2027
Guarantee of Kerr-McGee Corporation’s 7.125% Debentures due 2027
Guarantee of Anadarko Holding Company’s 7.150% Debentures due 2028
Anadarko Petroleum Corporation’s 6.625% Debentures due 2028
Anadarko Petroleum Corporation’s 7.200% Debentures due 2029
Guarantee of Anadarko Holding Company’s 7.950% Debentures due 2029
Guarantee of Anadarko Finance Company’s 7.500% Senior Notes due 2031
Guarantee of Kerr-McGee Corporation’s 7.875% Senior Notes due 2031
Anadarko Petroleum Corporation’s 6.450% Senior Notes due 2036
Anadarko Petroleum Corporation’s Zero Coupon Senior Notes due 2036
Anadarko Petroleum Corporation’s 7.950% Senior Notes due 2039
Anadarko Petroleum Corporation’s 6.200% Senior Notes due 2040
Anadarko Petroleum Corporation’s 4.500% Senior Notes due 2044
Anadarko Petroleum Corporation’s 6.600% Senior Notes due 2046
Anadarko Petroleum Corporation’s 7.250% Debentures due 2096
Anadarko Petroleum Corporation’s 7.730% Debentures due 2096
Guarantee of Anadarko Holding Company’s 7.500% Debentures due 2096
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Anadarko Petroleum Corporation’s 4.850% Senior Notes due 2021 – 62 holders
Anadarko Petroleum Corporation’s 3.450% Senior Notes due 2024 – 46 holders
Guarantee of Kerr-McGee Corporation’s 6.950% Senior Notes due 2024 – 65 holders
Anadarko Petroleum Corporation’s 7.250% Debentures due 2025 – 12 holders
Anadarko Petroleum Corporation’s 5.550% Senior Notes due 2026 – 65 holders
Guarantee of Anadarko Holding Company’s 7.500% Debentures due 2026 – 32 holders
Anadarko Petroleum Corporation’s 7.000% Debentures due 2027 – 27 holders
Guarantee of Kerr-McGee Corporation’s 7.125% Debentures due 2027 – 36 holders
Guarantee of Anadarko Holding Company’s 7.150% Debentures due 2028 – 41 holders
Anadarko Petroleum Corporation’s 6.625% Debentures due 2028 – 18 holders
Anadarko Petroleum Corporation’s 7.200% Debentures due 2029 – 38 holders
Guarantee of Anadarko Holding Company’s 7.950% Debentures due 2029 – 33 holders
Guarantee of Anadarko Finance Company’s 7.500% Senior Notes due 2031 – 55 holders
Guarantee of Kerr-McGee Corporation’s 7.875% Senior Notes due 2031 – 46 holders
Anadarko Petroleum Corporation’s 6.450% Senior Notes due 2036 – 74 holders
Anadarko Petroleum Corporation’s Zero Coupon Senior Notes due 2036 – 36 holders
Anadarko Petroleum Corporation’s 7.950% Senior Notes due 2039 – 38 holders
Anadarko Petroleum Corporation’s 6.200% Senior Notes due 2040 – 55 holders
Anadarko Petroleum Corporation’s 4.500% Senior Notes due 2044 – 51 holders
Anadarko Petroleum Corporation’s 6.600% Senior Notes due 2046 – 55 holders
Anadarko Petroleum Corporation’s 7.250% Debentures due 2096 – 19 holders
Anadarko Petroleum Corporation’s 7.730% Debentures due 2096 – 31 holders
Guarantee of Anadarko Holding Company’s 7.500% Debentures due 2096 – 14 holders
Common Stock, par value $0.01 per share – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Anadarko Petroleum Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 19, 2019	ANADARKO PETROLEUM CORPORATION

	By:	/s/ Nicole E. Clark
Nicole E. Clark
Vice President and Secretary

* On May 9, 2019, Occidental Petroleum Corporation, a Delaware corporation (“Occidental”), Baseball Merger Sub 1, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Occidental (“Merger Subsidiary”) and Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), announced that they entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for Occidental to acquire Anadarko.  Pursuant to the Merger Agreement, Merger Subsidiary merged with and into Anadarko, with Anadarko continuing as the surviving entity and as an indirect, wholly owned subsidiary of Occidental.